Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(992)	$(677)	$(62)	$7	$(263)
Plus: Fixed charges	556	693	569	607	644

Earnings available to cover fixed charges	$(436)	$16	$507	$614	$381

Fixed charges:
Interest, including amortization of deferred financing costs (a)	$497	$632	$512	$553	$595
Interest portion of rental payment	59	61	57	54	49

Total fixed charges	$556	$693	$569	607	$644

Ratio of earnings to fixed charges (b)	-	-	-	1.01x	-

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2007	2006	2005	2004	2003
Related to the debt under vehicle programs	$356	$361	$313	$263	$270
All other	141	271	199	290	325

	$497	$632	$512	$553	$595

Does not include interest expense from discontinued operations of $87 million, $163 million, $371 million and $268 million for the years ended December 31, 2006, 2005, 2004 and 2003, respectively.
(b)	Earnings were not sufficient to cover fixed charges in 2007, 2006, 2005 and 2003.

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